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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB Number:3235-0145 Expires:February 28, 2009 Estimated average burden hours per response14.5
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.	5	)*

Lithia Motors, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
536797103
(CUSIP Number)
Sidney B. DeBoer 150 N. Bartlett Street Medford, Oregon 97501 (541) 776-6401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

93627899.3 0063724-00008

CUSIP No. 536797103

1.	Names of Reporting Persons. Lithia Holding Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Oregon

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.Sole Voting Power 1,000,000
8.Shared Voting Power 0
9.Sole Dispositive Power 1,000,000
10.Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions)
OO

1.	Names of Reporting Persons. Sidney B. DeBoer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.Sole Voting Power 1,174,892
8.Shared Voting Power 3,051
9.Sole Dispositive Power 1,174,892
10.Shared Dispositive Power 3,051
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions)
IN

93627899.3 0063724-00008

Item 1. Security and Issuer
This statement relates to the Class A Common Stock of Lithia Motors, Inc. (the “Issuer”). The principal executive office of the Issuer is 150 N. Bartlett Street, Medford, Oregon 97501.
Item 2. Identity and Background
Persons filing this statement:
Lithia Holding Company, L.L.C. is an Oregon limited liability company organized for the sole purpose of holding the Class B Common Stock of the Issuer. The address of its principal office is 150 N. Bartlett Street, Medford, Oregon 97501.
Sidney B. DeBoer is a citizen of the United States and his principal occupation is Chairman of the Issuer’s board of directors. His business address is 150 N. Bartlett Street, Medford, Oregon 97501. The Issuer’s principal business is operating automotive franchises and selling new and used vehicles and related services, and its address is stated above in Item 1.
Over the past five years, neither of the persons filing this statement were convicted of a crime or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Lithia Holding Company, L.L.C. was organized by the initial shareholders of the Issuer as part of a capital reorganization and all of the outstanding shares of the Issuer’s Class B Common Stock were issued to Lithia Holding Company, L.L.C. in October 1996, before the Issuer’s initial public offering.
Item 4. Purpose of Transaction
The shares are held for investment purposes only. The reporting persons have no plans, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
This joint report is being filed to reflect a change in the beneficial ownership of the reporting persons resulting from the conversion on July 21, 2017, of 262,231 shares Class B Common Stock to 262,231 shares of Class A Common Stock and the distribution of such 262,231 shares of Class A Common Stock to members of Lithia Holding Company, L.L.C.
After giving effect to the transactions described in the preceding paragraph, Lithia Holding Company, L.L.C. has sole voting and dispositive power over, and beneficially owns, all 1,000,000 of the outstanding shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible into Class A Common Stock on a 1:1 ratio and, on an as-converted basis, comprises approximately 4.0% of the outstanding Class A Common Stock of the Issuer.
After giving effect to the transactions described in the first paragraph of this Item 5 and the subsequent transactions on July 28, 2017, described in the table set forth below in this Item 5, Sidney B. DeBoer, as trustee of the Sidney B. DeBoer Trust U.T.A.D. January 30, 1997 (the “Trust”), has the sole power to direct the voting and disposition of the 1,000,000 shares of Class B Common Stock held by Lithia Holding Company, L.L.C. In addition, Sidney B. DeBoer, as trustee of the Trust, is the sole manager of DeBoer Family LLC, which directly owns 146,381 shares of Class A Common Stock of the Issuer, and he has the sole power to direct the voting and disposition of those shares. Sidney B. DeBoer also is the beneficial owner of and has the sole power to direct the voting and disposition of 28,511 shares of Class A Common Stock that he owns in his name directly. Finally, Mr. Sidney B. DeBoer is the beneficial owner of 3,051 shares of Class A Common Stock that he owns jointly with his wife. Mr. Sidney B. DeBoer and his wife share the power to direct the voting and disposition of those shares. In the aggregate, on an as-converted basis, Mr. Sidney B. DeBoer beneficially owns approximately 4.7% of the outstanding Class A Common Stock of the Issuer.
Mr. Sidney B. DeBoer’s wife’s name is Karen DeBoer. She is a citizen of the United States and her residence address is 234 Vista Street, Ashland, Oregon 97520. Karen DeBoer does not presently have an occupation or employment. Over the past five years, Karen DeBoer has not been convicted of a crime or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

93627899.3 0063724-00008

Transactions in the Issuer’s Class A Common Stock by persons identified in Item 2 above in the past 60 days are as follows. Each of the following transactions was timely reported on Forms 4.

Name	Date	Transaction Type	Acquisition or Disposition	No. of Shares	Price Per Share
Mr. Sidney B. DeBoer	6/15/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	5,000	$98.00
Mr. Sidney B. DeBoer	07/03/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	4,400	$97.00
Mr. Sidney B. DeBoer	07/03/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	4,400	$96.75
Mr. Sidney B. DeBoer	07/03/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	4,400	$96.50
Mr. Sidney B. DeBoer	07/03/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	4,400	$96.25
Mr. Sidney B. DeBoer	07/12/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	13,200	$97.50
Mr. Sidney B. DeBoer	07/12/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	15,000	$98.50
Mr. Sidney B. DeBoer	07/12/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	15,000	$99.25
Mr. Sidney B. DeBoer	07/13/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	20,000	$100.125
Mr. Sidney B. DeBoer	07/13/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	18,244	$100.81
Mr. Sidney B. DeBoer	07/14/2017	Gift	Disposition	20,000	$0
Mr. Sidney B. DeBoer	07/21/2017	Distribution from Lithia Holding Company, L.L.C.	Acquisition	146,381	$0 (the price at the close of trading was $99.15)
Mr. Sidney B. DeBoer	07/28/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	31,756	$102.4862
Mr. Sidney B. DeBoer	07/28/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	20,000	$103.625
Mr. Sidney B. DeBoer	07/28/2017	Open market sale (pursuant to 10b5-1 plan)	Disposition	20,0000	$104.625
Mr. Sidney B. DeBoer	08/01/2017	Withholding of Class A Common Stock to cover withholding taxes for vesting of restricted stock units	Disposition	157	$101.66 (the price at the close of trading)
On July 21, 2017, Lithia Holding Company, L.L.C. ceased to be the beneficial owner of more than five percent of Class A Common Stock of the Issuer, and on July 28, 2017 Mr. Sidney B. DeBoer ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7. Material to Be Filed as Exhibits
Written agreement authorizing joint filing as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

93627899.3 0063724-00008

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2017
Date
“/s/Sidney B. DeBoer”
Signature:
Sidney B. DeBoer, individually and as trustee of the Sidney B. DeBoer Trust U.T.A.D. January 30, 1997, Manager of Lithia Holding Company, L.L.C.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

93627899.3 0063724-00008

Exhibits

AGREEMENT TO FILE JOINT REPORT

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, the undersigned persons are deemed to be the beneficial owners of the same securities of Lithia Motors, Inc. Therefore, in accordance with Rule 13d-1(k)(1)(iii), the undersigned agree to jointly file a Schedule 13D reporting their respective beneficial interests.

Lithia Holding Company, L.L.C.
By:     “/s/Sidney B. DeBoer”
Sidney B. DeBoer, as trustee of
The Sidney B. DeBoer Trust
U.T.A.D. January 30, 1997,
Manager of Lithia Holding
Company, L.L.C.

“/s/ Sidney B. DeBoer”
Sidney B. DeBoer, Individually

93627899.3 0063724-00008